Via Facsimile and U.S. Mail
Mail Stop 6010

August 1, 2006

Mr. Kim D. Blickenstaff
Chairman of the Board and Chief Executive Officer
Biosite Incorporated
9975 Summers Ridge Road
San Diego, California 92121

Re: Biosite Incorporated
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Three Months Ended March 31, 2006
File No. 000-21873

Dear Mr. Blickenstaff:

We have limited our review of your filings to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies Involving Management Estimates and Assumptions, page 37

Revenue Recognition, page 37

1. We note that you accrue for warranty costs and "other allowances" at the time of shipment based on historical experience, trends and estimates. Please provide us, in disclosure-type format, the nature and amount of each "other allowance"

accrual at the balance sheet date and a roll forward of each accrual for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and;
- Ending balance.

Specifically address your return policy and your accounting for product returns.

Inventories and Related Allowances, page 38

2. Consistent with Section V. of Financial Reporting Release 72, please provide us the following information, in disclosure-type format, about the estimates you discussed in the critical accounting policies for your Inventory Allowances:

- How accurate the estimate has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future;
- The amount of changes in the estimate and its effect on the revenue recognized in each period presented or that changes in the estimate have not been material; and,
- The amount of the change in the December 31, 2005 estimate of the allowance that is reasonably likely in the future and the effect on revenue that the change may have on your financial statements.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant